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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                       India Globalization Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45408X100
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                                 (CUSIP Number)

                             Lois R. Solomon, Esq.
                          500 Skokie Blvd., Suite 350
                              Northbrook, IL 60062
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 17, 2008
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 45408X100                                                Page 2 of 6
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Stephen S. Taylor, Jr.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    15,000 shares of Common Stock
                    Warrants to purchase 651,525 shares of Common Stock
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    15,000 shares of Common Stock
                    Warrants to purchase 651,525 shares of Common Stock
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,000 shares of Common Stock
     Warrants to purchase 651,525 shares of Common Stock
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 45408X100                                                Page 3 of 6
--------------------------------------------------------------------------------

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share, of India Globalization Capital, Inc., a Maryland corporation (the "Issuer"), the principal executive offices of which are located at 54336 Montgomery Avenue, Bethesda, MD 20814.


Item 2. Identity and Background

(a) Name: Stephen S. Taylor, Jr.

(b) Business Address: 1376 N. Doheny Drive, Los Angeles, CA 90069

(c) Present Principal Occupation: Private investor.

(d) Mr. Taylor has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, Mr. Taylor was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Taylor acquired 15,000 shares of Common Stock and Warrants to purchase 651,525 shares of Common Stock of the Issuer for total consideration of $502,740.40. The source of the funds was his personal resources.


Item 4. Purpose and Transaction

Mr. Taylor may, from time to time, purchase additional shares of the Issuer or sell shares of the Issuer depending on various factors including market price and availability of shares. Subject to the foregoing and the last sentence under this Item. Mr. Taylor states that he purchased shares of the Issuer for investment. Mr. Taylor considers the securities substantially undervalued. Mr. Taylor may hold general discussions with management and/or other shareholders. Mr. Taylor has no plans or proposals which relate to or which would result in:

     a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the issuer;

CUSIP No. 45408X100                                                Page 4 of 6
--------------------------------------------------------------------------------

     f. Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

     g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.  Any action similar to any of those enumerated above.

Mr. Taylor intends continually to review his investment in the securities of the Issuer and, based on such review and the circumstances, may form a plan or proposal which could relate to or result in one of the actions enumerated in paragraphs (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

(a) Stephen S. Taylor, Jr. has beneficial and legal ownership of 15,000 shares of Common Stock and Warrants to purchase 651,525 shares of Common Stock of the Issuer, of which 363,135 of the Warrants to purchase shares of Common Stock are held in an individual retirement account for his benefit. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 15,000 shares of Common Stock and Warrants to purchase 651,525 shares of Common Stock of the Issuer, constituting 7.23% of the Issuer's shares of common stock outstanding as of March 10, 2008.

(b) Stephen S. Taylor, Jr. has the sole power to vote and to dispose or direct the disposition of 15,000 shares of Common Stock and Warrants to purchase 651,525 shares of Common Stock of the Issuer.

CUSIP No. 45408X100                                                Page 5 of 6
--------------------------------------------------------------------------------

(c) Mr. Taylor made the following purchases and sales of the Issuer's Common Stock and Warrants to purchase Common Stock of the Issuer on the open market since March 7, 2008 (the asterisks designate Warrants purchased in Mr. Taylor's Individual Retirement Account):

Date of Transaction      Buy/Sell     Common or Warrant    Quantity     Price         Total
           3/7/2008      Buy          Common                 5000      3.9982         19991
           3/7/2008      Buy          Common                12000      4.2855         51426
          3/11/2008      Buy          Common                 5000      3.6726         18363
          3/12/2008      Buy          Common                 5000        3.65         18250
          3/13/2008      Buy          Common                 5000      4.2629       21314.5
          3/17/2008      Sell         Common                 2000        3.95          7900
          3/17/2008      Sell         Common                 2000        3.95          7900
          3/17/2008      Sell         Common                 2000        3.95          7900
          3/28/2008      Sell         Common                 3000      4.3001       12900.3
          3/31/2008      Sell         Common                 2000        4.45          8900
          3/31/2008      Sell         Common                 3000        4.37         13110
           4/9/2008      Sell         Common                  100        4.81           481
           4/9/2008      Sell         Common                 1500        4.76          7140
          4/10/2008      Sell         Common                  700     4.72001      3304.007
          4/10/2008      Sell         Common                  700        4.78          3346
          3/11/2008      Buy*         Warrant                1600        0.48           768
          3/12/2008      Buy*         Warrant               77035       0.496      38209.36
          3/13/2008      Buy*         Warrant               28500      0.6459      18408.15
          3/18/2008      Buy*         Warrant               40000        0.65         26000
          3/19/2008      Buy*         Warrant               30000       0.618         18540
          4/17/2008      Buy*         Warrant               75000        0.77         57750
          4/18/2008      Buy*         Warrant               15000        0.77         11550
          4/22/2008      Buy*         Warrant               67500      0.7856         53028
          4/22/2008      Buy*         Warrant               28500      0.8345      23783.25
          3/19/2008      Buy          Warrant               20000      0.7856         15712
          4/17/2008      Buy          Warrant               25000      0.8345       20862.5
          4/22/2008      Buy          Warrant                9500        0.77          7315
          4/22/2008      Buy          Warrant               22500       0.618         13905
           3/7/2008      Buy          Warrant               15000       0.406          6090
          3/11/2008      Buy          Warrant               10000      0.4648          4648
          3/13/2008      Buy          Warrant                4000        0.65          2600
          3/14/2008      Buy          Warrant               10000        0.72          7200
          3/14/2008      Buy          Warrant               15000         0.7         10500
          3/17/2008      Buy          Warrant                8000        0.67          5360
          3/17/2008      Buy          Warrant               12000        0.68          8160
          3/18/2008      Buy          Warrant               35000        0.67         23450
          3/18/2008      Buy          Warrant                5000        0.65          3250
          3/19/2008      Buy          Warrant               25000         0.6         15000
          3/20/2008      Buy          Warrant               10000         0.6          6000
           4/1/2008      Buy          Warrant                5000        0.62          3100
           4/1/2008      Buy          Warrant                 125         0.6            75
          4/21/2008      Buy          Warrant               20000     0.78005         15601
          4/21/2008      Buy          Warrant                5000     0.77999       3899.95
          4/21/2008      Buy          Warrant               15000        0.78         11700
          4/21/2008      Buy          Warrant               10000         0.8          8000
          4/21/2008      Buy          Warrant                5000         0.8          4000
          4/21/2008      Buy          Warrant                 800         0.8           640
          4/22/2008      Buy          Warrant                1465         0.8          1172


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None

Item 7. Material to be Filed as Exhibits.

        None

CUSIP No. 45408X100                                                Page 6 of 6
--------------------------------------------------------------------------------

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


4/28/08
-------------------------------------------------------------------
Date

/s/ Stephen S. Taylor, Jr.
-------------------------------------------------------------------
Signature

Stephen S. Taylor, Jr.
-------------------------------------------------------------------
Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).